Exhibit 99.2

Consolidated Interim Financial Statements of

(Unaudited)

neptune technologies & Bioressources inc.

For the three-month and nine-month periods ended November 30, 2015 and 2014 neptune technologies & bioressources inc.

Consolidated Interim Financial Statements

(Unaudited)

For the three-month and nine-month periods ended November 30, 2015 and 2014

Financial Statements
Consolidated Interim Statements of Financial Position	1
Consolidated Interim Statements of Earnings and Comprehensive (loss) income	2
Consolidated Interim Statements of Changes in Equity	3
Consolidated Interim Statements of Cash Flows	5
Notes to Consolidated Interim Financial Statements	6

Notice:

These interim financial statements have not been reviewed by the Corporation’s auditors.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Statements of Financial Position
(Unaudited)

As at November 30, 2015 and February 28, 2015

	November 30, 2015	February 28, 2015

Assets

Current assets:
Cash	$9,808,282	$4,253,073
Short-term investments	9,354,153	23,372,677
Trade and other receivables	5,361,335	6,172,018
Tax credits receivable	892,049	2,571,063
Prepaid expenses	469,671	539,589
Inventories (note 4)	12,946,972	13,383,148
	38,832,462	50,291,568

Property, plant and equipment (note 5)	45,953,097	46,871,217
Intangible assets	1,478,277	1,573,878
Other investment (note 6)	278,188	318,750

Total assets	$86,542,024	$99,055,413

Liabilities and Equity

Current liabilities:
Trade and other payables	$6,401,654	$7,615,346
Loans and borrowings (note 8)	3,413,463	540,039
Advance payments and deferred revenues (note 7)	981,667	1,303,808
	10,796,784	9,459,193

Deferred lease inducements	405,598	450,114
Loans and borrowings (note 8)	11,452,413	14,006,847
Derivative warrant liability (note 17)	261,949	2,281,508
Total liabilities	22,916,744	26,197,662

Equity:
Share capital	123,738,370	123,685,960
Warrants (note 9)	648,820	648,820
Contributed surplus	29,550,742	27,534,682
Accumulated other comprehensive loss	(217,947)	(131,250)
Deficit	(104,538,877)	(96,453,762)
Total equity attributable to equity holders of the Corporation	49,181,108	55,284,450

Non-controlling interest (note 10)	8,849,423	11,166,032
Subsidiary warrants and options (note 10)	5,594,749	6,407,269
Total equity attributable to non-controlling interest	14,444,172	17,573,301

Total equity	63,625,280	72,857,751

Commitments and contingencies (note 16)
Subsequent event (note 20)

Total liabilities and equity	$86,542,024	$99,055,413

See accompanying notes to unaudited consolidated interim financial statements.

1

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Interim Statements of Earnings and Comprehensive (loss) income

(Unaudited)

Three-month and nine-month periods ended November 30, 2015 and 2014

	Three-month periods ended November 30,		Nine-month periods ended November 30,
	2015	2014	2015	2014

Revenue from sales	$5,081,075	$4,464,390	$11,672,303	$10,387,185
Royalty revenues	438,887	270,651	929,741	662,200
Total revenues	5,519,962	4,735,041	12,602,044	11,049,385

Cost of sales (note 4)	(3,869,124)	(4,295,876)	(11,098,686)	(14,009,087)
Gross margin	1,650,838	439,165	1,503,358	(2,959,702)

Research and development expenses, net of tax credits of $30,153 and $94,107 (2014 - $75,368 and $158,956)	(1,807,600)	(2,626,419)	(5,280,730)	(8,010,238)
Selling expenses	(539,675)	(681,573)	(1,785,271)	(2,277,387)
General and administrative expenses	(2,918,848)	(2,961,366)	(8,379,862)	(16,675,132)
Other income – from royalty settlement	-	-	-	1,633,950
Other income – insurance recoveries (note 11)	500,000	-	1,224,259	-
Loss from operations	(3,115,285)	(5,830,193)	(12,718,246)	(28,288,509)

Finance income (note 12)	528,372	6,246,731	3,333,063	9,928,027
Finance costs (note 12)	(340,644)	(342,667)	(1,065,158)	(537,091)
Net finance income	187,728	5,904,064	2,267,905	9,390,936
(Loss) income before income taxes	(2,927,557)	73,871	(10,450,341)	(18,897,573)

Income taxes (note 14)	-	-	-	(245,093)
Net (loss) income	(2,927,557)	73,871	(10,450,341)	(19,142,666)

Other comprehensive income (loss) (that may be reclassified subsequently to net loss)
Unrealized loss on available-for-sale, investment (notes 6 and 17)	(73,050)	-	(86,697)	-

Total comprehensive (loss) income	$(3,000,607)	$73,871	$(10,537,038)	$(19,142,666)

Net (loss) income attributable to:
Equity holders of the Corporation	$(1,775,860)	$(1,332,844)	$(8,085,115)	$(18,740,371)
Non-controlling interest	(1,151,697)	1,406,715	(2,365,226)	(402,295)
Net (loss) income	$(2,927,557)	$73,871	$(10,450,341)	$(19,142,666)

Total comprehensive (loss) income attributable to:
Equity holders of the Corporation	$(1,848,910)	$(1,332,844)	$(8,171,812)	$(18,740,371)
Non-controlling interest	(1,151,697)	1,406,715	(2,365,226)	(402,295)
Total comprehensive (loss) income	$(3,000,607)	$73,871	$(10,537,038)	$(19,142,666)

Basic and diluted loss per share	$(0.02)	$(0.02)	$(0.11)	$(0.25)

Basic and diluted weighted average number of common shares	75,366,781	74,979,697	75,360,696	74,362,603

See accompanying notes to unaudited interim consolidated financial statements.

2

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Interim Statements of Changes in Equity

(Unaudited)

Nine-month periods ended November 30, 2015 and 2014

	Attributable to equity holders of the Corporation							Attributable to non-controlling interest
	Share capital			Contributed	Accumulated other comprehensive			Subsidiary warrants	Non-controlling		Total
	Number	Dollars	Warrants	surplus	loss	Deficit	Total	and options	interest	Total	equity

Balance, February 28, 2015	75,351,123	$123,685,960	$648,820	$27,534,682	$(131,250)	$(96,453,762)	$55,284,450	$6,407,269	$11,166,032	$17,573,301	$72,857,751

Net loss for the period	-	-	-	-	-	(8,085,115)	(8,085,115)	-	(2,365,226)	(2,365,226)	(10,450,341)
Other comprehensive loss for the period	-	-	-	-	(86,697)	-	(86,697)	-	-	-	(86,697)
Total comprehensive loss for the period	-	-	-	-	(86,697)	(8,085,115)	(8,171,812)	-	(2,365,226)	(2,365,226)	(10,537,038)

Transactions with equity holders, recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 13)	-	-	-	971,524	-	-	971,524	313,133	-	313,133	1,284,657
Exercise of Neptune series 2011-1 warrants (note 9 (a))	33	535	-	-	-	-	535	-	-	-	535
RSUs released (note 13 (b))	15,625	51,875	-	(51,875)	-	-	-	-	-	-	-
Total contributions by and distribution to equity holders	15,658	52,410	-	919,649	-	-	972,059	313,133	-	313,133	1,285,192

Change in ownership interests in subsidiaries that do not result in a loss of control
Exercise of Acasti call-options, warrants and options by third parties (note 10 (a))	-	-	-	(4,727)	-	-	(4,727)	-	24,102	24,102	19,375
Expiry of Acasti call-options, warrants and options (note 13)	-	-	-	635,075	-	-	635,075	(635,075)	-	(635,075)	-
Acasti RSUs released (note 10 (a)(iii))	-	-	-	466,063	-	-	466,063	(490,578)	24,515	(466,063)	-
Total changes in ownership interest in subsidiaries	-	-	-	1,096,411	-	-	1,096,411	(1,125,653)	48,617	(1,077,036)	19,375

Total transactions with equity holders	15,658	52,410	-	2,016,060	-	-	2,068,470	(812,520)	48,617	(763,903)	1,304,567

Balance at November 30, 2015	75,366,781	$123,738,370	$648,820	$29,550,742	$(217,947)	$(104,538,877)	$49,181,108	$5,594,749	$8,849,423	$14,444,172	$63,625,280

See accompanying notes to unaudited consolidated interim financial statements.

3

neptune technologies & bioressources inc.

Consolidated Interim Statements of Changes in Equity, Continued

(Unaudited)

Nine-month periods ended November 30, 2015 and 2014

	Attributable to equity holders of the Corporation						Attributable to non-controlling interest
	Share capital			Contributed			Subsidiary warrants	Non-controlling		Total
	Number	Dollars	Warrants	surplus	Deficit	Total	and options	interest	Total	equity

Balance at February 28, 2014	61,878,725	$88,745,590	$464,800	$23,386,025	$(62,097,779)	$50,498,636	$7,573,668	$6,980,958	$14,554,626	$65,053,262

Net loss and comprehensive loss for the period	-	-	-	-	(18,740,371)	(18,740,371)	-	(402,295)	(402,295)	(19,142,666)

Transactions with equity holders, recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 13)	-	-	-	1,924,057	-	1,924,057	2,283,188	-	2,283,188	4,207,245
Share-based payment transactions with a consultant (note 13 (d))	100,723	280,639	-	(280,639)	-	-	-	-	-	-
Share options exercised (note 13 (a))	325,000	1,153,360	-	(340,860)	-	812,500	-	-	-	812,500
RSUs released (note 13 (b))	268,249	890,587	-	(890,587)	-	-	-	-	-	-
Public offering	11,500,000	29,204,515	-	-	-	29,204,515	-	-	-	29,204,515
Private placement	907,000	2,252,581	-	-	-	2,252,581	-	-	-	2,252,581
IQ financing	-	-	184,020	-	-	184,020	-	-	-	184,020
Total contributions by and distribution to equity holders	13,100,972	33,781,682	184,020	411,971	-	34,377,673	2,283,188	-	2,283,188	36,660,861

Change in ownership interests in subsidiaries that do not result in a loss of control
Exercise of Acasti warrants and options by third parties (note 10 (a))	-	-	-	(7,559)	-	(7,559)	-	57,559	57,559	50,000
Exercise of Acasti call-options by third parties (note 10 (a))	-	-	-	(86,641)	-	(86,641)	-	395,704	395,704	309,063
Acasti RSUs released (note 10 (a))	-	-	-	540,669	-	540,669	(572,217)	31,548	(540,669)	-
Exercise of NeuroBioPharm warrants and options by third parties	-	-	-	18,074	-	18,074	-	(11,922)	(11,922)	6,152
NeuroBioPharm SBAs released	-	-	-	217,329	-	217,329	(13,525)	(203,804)	(217,329)	-
Total changes in ownership interest in subsidiaries	-	-	-	681,872	-	681,872	(585,742)	269,085	(316,657)	365,215

Total transactions with equity holders	13,100,972	33,781,682	184,020	1,093,843	-	35,059,545	1,697,446	269,085	1,966,531	37,026,076

Balance at November 30, 2014	74,979,697	$122,527,272	$648,820	$24,479,868	$(80,838,150)	$66,817,810	$9,271,114	$6,847,748	$16,118,862	$82,936,672

See accompanying notes to unaudited consolidated interim financial statements.

4

neptune technologies & bioressources inc.

Consolidated Interim Statements of Cash Flows

(Unaudited)

Three-month and nine-month periods ended November 30, 2015 and 2014

	Three-month periods ended November 30,		Nine-month periods ended November 30,
	2015	2014	2015	2014

Cash flows from operating activities:
Net (loss) income for the period	$(2,927,557)	$73,871	$(10,450,341)	$(19,142,666)
Adjustments:
Depreciation of property, plant and equipment	590,940	557,644	1,747,282	1,046,822
Amortization of intangible assets	29,201	25,880	84,353	72,679
Loss from disposal of property, plant and equipment	-	100,415	-	100,415
Impairment loss related to intangible assets	-	-	103,006	269,569
Impairment loss related to inventories	-	-	-	2,063,712
Stock-based compensation	441,363	931,540	1,284,657	4,207,245
Recognition of deferred revenues	(111,200)	-	(529,532)	-
Amortization of deferred lease inducements	(14,839)	(14,839)	(44,516)	(44,517)
Net finance income	(187,728)	(5,904,064)	(2,267,905)	(9,390,936)
Realized foreign exchange gain (loss)	43,527	33,515	226,623	(18,995)
Income taxes expense	-	-	-	245,093
	(2,136,293)	(4,196,038)	(9,846,373)	(20,591,579)
Changes in non-cash operating items (note 15)	2,433,526	(4,672,548)	2,193,083	5,174,235
	297,233	(8,868,586)	(7,653,290)	(15,417,344)
Income taxes paid	-	-	-	(245,093)
Other finance costs paid	(6,057)	(21,342)	(16,590)	(49,089)
	291,176	(8,889,928)	(7,669,880)	(15,711,526)

Cash flows from investing activities:
Interest received	20,431	3,560	176,260	55,872
Acquisition of property, plant and equipment	(161,243)	(1,831,295)	(1,011,538)	(16,376,316)
Acquisition of intangible assets	(50,112)	(6,673)	(99,818)	(88,924)
Maturity of short-term investments	5,854,550	8,279,077	19,825,600	41,714,888
Acquisition of short-term investments	-	-	(4,993,600)	(45,320,519)
Acquisition of an investment in a public company	-	-	(112,000)	-
	5,663,626	6,444,669	13,784,904	(20,014,999)

Cash flows from financing activities:
Repayment of loans and borrowings	(5,741)	(4,547)	(16,936)	(13,430)
Proceeds from financing	-	-	-	4,429,351
Proceeds from exercise of call-options, warrants and options	-	-	19,375	812,500
Net proceeds from public offering	-	1,828	-	29,204,515
Net proceeds from private placement	-	-	-	2,252,581
Proceeds from exercise of subsidiary call-options, warrants and options	-	-	535	365,215
Interest paid	(219,443)	(220,965)	(663,027)	(524,956)
	(225,184)	(223,684)	(660,053)	36,525,776
Foreign exchange gain (loss) on cash held in foreign currencies	17,971	259,975	100,238	(8,645)
Net increase (decrease) in cash	5,747,589	(2,408,968)	5,555,209	790,606
Cash beginning of period	4,060,693	9,721,940	4,253,073	6,522,366
Cash, end of period	$9,808,282	$7,312,972	$9,808,282	$7,312,972

See accompanying notes to unaudited interim consolidated financial statements.

5

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2015 and 2014

1.     Reporting entity:

Neptune Technologies & Bioressources Inc. (the "Corporation") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545 Promenade du Centropolis, Laval, Québec, H7T 0A3. The consolidated financial statements of the Corporation comprise the Corporation and its main subsidiary, Acasti Pharma Inc. ("Acasti"). The corporations focus on the research, development and commercialization of products derived from marine biomasses for the nutraceutical and pharmaceutical industries.

Neptune is engaged primarily in the development, manufacture and commercialization of marine-derived omega-3 polyunsaturated fatty acids ("PUFAs"). Neptune produces omega-3 PUFAs through its patented process of extracting oils from Antartic krill, which omega-3 PUFAs are then principally sold as bulk oil to Neptune’s distributors who commercialize them under their own private labels and brands primarily in North American, European and Australian nutraceutical markets. Neptune’s lead product, Neptune Krill Oil (NKO®), generally come in capsule form and serve as a dietary supplement to consumers.

The Corporation had negative cash flows from operating activities in the nine-month period ended November 30, 2015 of $7.7 million.

Management believes that its available cash and short-term investments, expected interest income, expected royalty payments and tax credits will be sufficient to finance the Corporation’s operations and capital needs during the ensuing twelve-month period. The main assumption underlying this determination is the successful implementation of a company-wide initiative to drive efficiencies and heighten operating performance, along with the ability to achieve stronger revenues in line with higher production levels.

Should management’s expectations not materialize, further financing may be required to support the Corporation’s operations in the near future, including accessing capital markets or incurring additional debt, an assumption management is comfortable with although there is no assurance that the Corporation can indeed access capital markets or arrange debt financing.

In addition, the Corporation’s subsidiary is subject to a number of risks associated with the successful development of new products and its marketing, the conduct of clinical studies and its results, the meeting of development objectives set by the Corporation in its license agreements and the establishment of strategic alliances. The Corporation’s subsidiary will have to finance its research and development activities and clinical studies. To achieve the objectives of its business plan, the Corporation’s subsidiary plans to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation’s subsidiary will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized. The ability of the Corporation’s subsidiary to ultimately achieve profitable operations in the longer term is dependent on a number of factors outside the management’s control.

Refer to note 2(d) for the basis of preparation of the financial statements.

2.     Basis of preparation:

(a)	Statement of compliance:

These consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), on a basis consistent with those accounting policies followed by the Corporation in the most recent audited consolidated annual financial statements. These consolidated interim financial statements have been prepared under IFRS in accordance with IAS 34, Interim Financial Reporting. Certain information, in particular the accompanying notes, normally included in the consolidated annual financial statements prepared in accordance with IFRS, has been omitted or condensed. Accordingly, the consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements, and therefore, should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year ended February 28, 2015.

The consolidated interim financial statements were approved for issuance by the Board of Directors on January 12, 2016.

6

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2015 and 2014

2.    Basis of preparation (continued):

(b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis except for the following:

•	Share-based compensation transactions which are measured pursuant to IFRS 2, share-based payment (note 13);

•	Available for sale financial assets which are measured at fair value (note 17); and

•	Derivative warrant assets and liabilities which are measured at fair value (note 17).

(c)	Functional and presentation currency:

These consolidated interim financial statements are presented in Canadian dollars, which is the Corporation and its subsidiaries’ functional currency.

(d)	Use of estimates and judgments:

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

•	The use of the going concern basis of preparation of the financial statements. At each reporting period, management assesses the basis of preparation of the financial statements. These financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Corporation will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business (see note 1);

•	Assessing the recognition of contingent liabilities, which required judgment in evaluating whether it is probable that economic benefits will be required to settle matters subject to litigation (note 16);

•	Determining that the Corporation has de facto control over its subsidiary Acasti (note 10 (a));

•	Assessing the criteria for recognition of tax assets and investment tax credits.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Measurement of derivative warrant liabilities (note 17) and stock-based compensation (note 13);

•	Collectability of trade receivables;

•	Valuation of inventories (note 4). The Corporation regularly reviews inventory quantities on hand and records a provision for those inventories no longer deemed to be fully recoverable. The cost of inventories may no longer be recoverable if those inventories have been subject to degradation, if costs of production exceed net realizable value or if their selling prices or forecasted product demand declines. If actual market conditions are less favourable than previously predicted, or if liquidation of the inventory no longer deemed to be fully recoverable is more difficult than anticipated, additional provisions may be required;

•	Estimating the recoverable amount of non-financial assets when an indication of impairment is identified.

Also, the Corporation uses its best estimate to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

7

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2015 and 2014

3.     Significant accounting policies:

The accounting policies and basis of measurement applied in these consolidated interim financial statements are the same as those applied by the Corporation in its consolidated financial statements for the year ended February 28, 2015:

New standards and interpretations not yet adopted:

(i)	Financial instruments:

On July 24, 2014 the IASB issued the complete IFRS 9, Financial Instruments (IFRS 9 (2014)). It introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard also introduces additional changes relating to financial liabilities and amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. The Corporation intends to adopt IFRS 9 (2014) in its financial statements for the annual period beginning on March 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

(ii)	Revenue:

On May 28, 2014 the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 will replace IAS 18, Revenue, among other standards. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. The new standard is effective for fiscal years beginning on January 1, 2018, and is available for early adoption. The Corporation intends to adopt IFRS 15 in its financial statements for the annual period beginning on March 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

4.     Inventories:

	November 30, 2015	February 28, 2015

Raw materials	$6,407,041	$8,678,517
Work in progress	1,291,877	3,420,838
Finished goods	4,624,075	671,727
Spare parts	623,979	612,066
	$12,946,972	$13,383,148

For the three-month period ended November 30, 2015, the cost of sales of $3,869,124 ($4,295,876 for the three-month period ended November 30, 2014) was comprised of inventory costs of $3,852,114 ($3,369,252 for the three-month period ended November 30, 2014) which consisted of raw materials, consumables and changes in work in progress and finished goods and other costs of $17,010 ($926,624 of other costs and incremental costs related to the plant ramp-up and other unallocated costs for the three-month period ended November 30, 2014).

For the nine-month period ended November 30, 2015, the cost of sales of $11,098,686 ($14,009,087 for the nine-month period ended November 30, 2014) was comprised of inventory costs of $9,367,715 ($8,195,853 for the nine-month period ended November 30, 2014) which consisted of raw materials, consumables and changes in work in progress and finished goods, other costs of $17,010 ($237,549 for the nine-month period ended November 30, 2014), inventory write-down of $945,273 ($2,063,712 for the nine-month period ended November 30, 2014), other unallocated production overheads of $2,174,325 ($3,511,973 of incremental costs related to the plant ramp-up and other unallocated costs for the nine-month period ended November 30, 2014) and reversal of write-down on inventory of $1,405,637 (nil for the nine-month period ended November 30, 2014). The Corporation recently enhanced its manufacturing process and is now able to utilize some raw material previously written-down in the three-month period ended February 28, 2015.

8

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2015 and 2014

5.    Property, plant and equipment:

	Land	Building and building components	Laboratory and plant equipment	Furniture and office equipment	Computer equipment	Total

Net carrying amounts:
February 28, 2015	$228,630	$22,147,885	$24,188,144	$266,055	$40,503	$46,871,217
November 30, 2015	228,630	21,495,652	23,979,737	227,855	21,223	45,953,097

6.    Other investment:

On October 22, 2014, the Corporation received 3,750,000 publicly traded common shares of BlueOcean Nutrascience Inc. ("BlueOcean"), a Canadian company, on the signing of an exclusive world-wide, royalty-bearing, non-transferable License Agreement ("License Agreement").

In April 2015, the Corporation acquired 1,120,000 units under a private placement transaction of BlueOcean at a subscription price of $0.10 per unit, for a total of $112,000 in cash. Each unit consists of one common share of BlueOcean and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.15 in the first two years following the closing of the private placement transaction. The fair value of the investment has been recorded by the Corporation as Other investment. The investment in common shares is classified as available for sale assets while the investment in common share purchase warrants is classified as financial assets held for trading. Subsequent changes in the fair value of the investment in common shares are recorded through other comprehensive income or (loss) while subsequent changes in the fair value of the investment in common share purchase warrants are recorded through profit or (loss).

7.    Advance payments and deferred revenues:

In 2008, the Corporation received a first payment of €500,000 under the terms of a partnership agreement. The agreement foresaw the Corporation’s commitment of developing a clinical research program and the development of products incorporating Neptune Krill Oil - NKO® in a dietary matrix. An amount of 62.5% of the initial payment is refundable only if the parties fail to meet certain development milestones, prior to the release of the products on the market. The extent of any reimbursement obligations are currently being discussed between Neptune and the partner, but no agreement has been reached. In addition, during the year ended February 28, 2011, the Corporation received an amount of €100,000 which was conditional to the Corporation receiving the Novel Food status as well as meeting positive organoleptic results as defined in an amendment to the partnership agreement between the two parties. During the nine-month period ended November 30, 2015, due to the confirmation of the end of the project, the Corporation recognized deferred revenues into income of $269,569, representing the non-refundable payments under this agreement. These revenues are included in “royalty revenues” in the consolidated statements of earnings and comprehensive loss. As at November 30, 2015, an amount of $580,841 is included in “advance payments and deferred revenues” in the consolidated statements of financial position related to this agreement (February 28, 2015 - $847,316).

9

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2015 and 2014

8.    Loans and borrowings:

This note provides information about the contractual terms of the Corporation’s loans and borrowings, which are measured at amortized cost.

	November 30, 2015	February 28, 2015

Non-current loans and borrowings:
Secured loan from Investissement Québec (“IQ”), principal balance authorized of $12,500,000, of which $12,500,000 was disbursed as at February 28, 2015 ($3,966,744 received in 2015), bearing interest at 7%, secured through a first-ranking mortgage on the plant and an additional mortgage on all movable assets, current and future, corporeal and incorporeal, and tangible and intangible, reimbursable in monthly principal payments of $260,415 from January 2016 to December 2019. (a)	$12,041,196	$11,900,230

Refundable contribution obtained from a federal program, principal balance authorized of $3,500,000 of which $3,500,000 was disbursed as at February 28, 2015 ($462,607 received in 2015), without collateral or interest, payable in monthly instalments of $58,333, from March 2016 to February 2021. The cash contribution received of $3,500,000 has been initially recorded at its estimated fair value of $2,064,590, using a discount rate of 9%. The difference between amounts received and estimated fair value is recognized as government grants.	2,747,823	2,569,113

Finance lease liabilities, interest rates between 6.25% and 7.13%, payable in monthly instalments of $2,345 ($1,959 as at February 28, 2015), maturing from November 2018 to March 2019	76,857	77,543
	14,865,876	14,546,886
Less current portion of loans and borrowings	3,413,463	540,039
Non-current loans and borrowings	$11,452,413	$14,006,847

(a)	The loan has been initially recorded at its estimated fair value of $11,851,180, less directly attributable transaction costs of $125,000, using a discount rate of 9%. The difference between the cash received and the estimated fair value of the loan at initial recognition has been allocated to the warrants issued and vested to IQ concurrently with the disbursement of the loan. The warrants are classified within equity.

10

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2015 and 2014

9.     Capital and other components of equity:

(a)	Warrants:

The warrants of the Corporation are composed of the following as at November 30, 2015 and February 28, 2015:

		November 30, 2015		February 28, 2015

	Number outstanding and exercisable	Amount	Number outstanding and exercisable	Amount

Warrants IQ financing (classified as equity) (i)	750,000	$648,820	750,000	$648,820
Neptune series 2011-1 warrants (classified as equity) (ii)	-	-	188,338	-
Neptune series 2011-2 warrants (classified as equity) (iii)	1,604	-	1,604	-
Neptune series 2011-3 warrants (classified as equity) (iv)	82,813	-	82,813	-
	834,417	$648,820	1,022,755	$648,820

(i)	During the year ended February 28, 2014, as part of the IQ secured loan of $12.5 million, the Corporation agreed to provide IQ with warrants to purchase 750,000 common shares of the Corporation. The warrants are exercisable at an exercise price of $3.37 until December 12, 2019.
(ii)	During the nine-month period ended November 30, 2015, 33 Neptune series 2011-1 warrants were exercised for proceeds of $535. The other 188,305 Neptune series 2011-1 warrants expired as at April 12, 2015.
(iii)	Neptune series 2011-2 warrants allow the holder to purchase one Class A share for $10.11 per share until April 12, 2016.
(iv)	Neptune series 2011-3 warrants allow the holder to purchase one Class A share for $10.37 per share until April 12, 2016.

10.   Non-controlling interests ("NCI"):

Changes in ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. The differences between the considerations received and the non-controlling interest adjustments are recognized in equity.

(a)    Acasti:

Although the Corporation owns less than 50% of Acasti's shares and less than 50% of the voting power, management has determined that the Corporation controls the entity. Management concluded that the Corporation has control over Acasti on a de facto power basis, because, amongst other things, the remaining voting rights in Acasti are widely dispersed and there is no indication that all other shareholders exercise their votes collectively. As at November 30, 2015 and February 28, 2015, Neptune owned 47.54% and 47.68%, respectively (35.61% and 35.35% on a fully diluted basis, respectively), of Acasti shares and voting rights.

On October 15, 2015, Acasti consolidated all classes of its capital stock on a 10:1 basis. The exercise price in effect in the case of incentive stock options, warrants and other securities convertible into Common Shares (the “Convertible Securities”) increased proportionally to reflect the Consolidation. The number of Common Shares subject to a right of purchase under such Convertible Securities also decreased proportionally to reflect the Consolidation, provided that no fractional Common Share shall be issued or otherwise provided theretofore upon the exercise of any Convertible Securities. All Acasti share information for current and comparative periods presented in these financial statements has been adjusted to give effect to the share consolidation.

During the nine-month period ended November 30, 2015, the Corporation’s participation in Acasti changed as follows:

(i)	Various holders of Acasti call-options exercised their right to purchase Class A shares of Acasti, resulting in the transfer of 7,500 Acasti shares from Neptune and cash proceeds in Neptune of $18,750. The impact of these call-options exercised on the non-controlling interest amounts to $23,413.

11

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2015 and 2014

10.   Non-controlling interests ("NCI") (continued):

(a) Acasti (continued):

(ii)	Various holders of Acasti options exercised their right to purchase Class A shares of Acasti, resulting in the issuance of 250 Acasti shares by Acasti and cash proceeds in Acasti of $625. The impact of these options exercised on the non-controlling interest amounts to $689.

(iii)	Acasti released 16,973 restrictive share units to board members, executive officers, employees and consultants under the Acasti equity incentive plan. The impact of these restrictive share units released on the non-controlling interest amounts to $(466,063).

During the nine-month period ended November 30, 2014, the Corporation’s participation in Acasti changed as follows:

(iv)	Various holders of Acasti options exercised their right to purchase Class A shares, resulting in the issuance of 20,000 shares by Acasti and cash proceeds in Acasti of $50,000. The impact of these options exercised on the non-controlling interest amounted to $57,559.

(v)	Various holders of Acasti call-options exercised their right to purchase Class A shares, resulting in the transfer of 118,625 Acasti shares from Neptune and cash proceeds in Neptune of $309,063. The impact of these call-options exercised on the non-controlling interest amounted to $395,704.

(vi)	Acasti released 19,802 restrictive share units to board members, executive officers, employees and consultants under the Acasti equity incentive plan. The impact of these restrictive share units released on the non-controlling interest amounted to $(540,669).

(b)	Subsidiary options, call-options and warrants:

Subsidiary options, call-options and warrants granted as share-based payments by the Corporation or it subsidiary Acasti:

		November 30, 2015		February 28, 2015

	Number outstanding	Amount	Number outstanding	Amount

Acasti Pharma Inc.
Stock options plan (note 13 (e))	500,063	$3,912,796	429,625	$3,913,047
Restrictive share units (note 13 (f))	1,125	26,488	18,398	361,007
Call-options (note 13 (g))	439,250	1,655,465	505,750	2,133,215
	940,438	$5,594,749	953,773	$6,407,269

Other subsidiary warrants outstanding that could impact non-controlling interest in the future:

		November 30, 2015		February 28, 2015

	Number outstanding	Amount	Number outstanding	Amount

Acasti Pharma Inc.
Series 8 - Public offering warrants 2014 liability classified (1) (592,500 held by Neptune)	18,400,000	$261,949	18,400,000	$2,281,508
Series 9 - Private placement warrants 2014	161,654	-	161,654	-
	18,561,654	$261,949	18,561,654	$2,281,508

(1) In order to obtain one share of Acasti, 10 warrants must be exercised.

12

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2015 and 2014

11.   Other income:

During the three-month and nine-month periods ended November 30, 2015, the Corporation recognized insurance recoveries related to the 2012 plant explosion for amounts of $500,000 and $1,224,259, respectively, recorded as other income.

12.   Finance income and finance costs:

(a)	Finance income:

	Three-month periods ended November 30,		Nine-month periods ended November 30,
	2015	2014	2015	2014
Interest income	$22,728	$39,238	$64,869	$128,111
Foreign exchange gain	162,412	1,164,134	1,248,635	579,352
Change in fair value of derivative warrant liability (note 17)	343,232	5,043,359	2,019,559	9,220,564
Finance income	$528,372	$6,246,731	$3,333,063	$9,928,027

(b)	Finance costs:

	Three-month periods ended November 30,		Nine-month periods ended November 30,
	2015	2014	2015	2014
Interest charges and other finance costs	$334,000	$342,667	$999,293	$537,091
Change in fair value of derivative warrant asset	6,644	-	65,865	-
Finance costs	$340,644	$342,667	$1,065,158	$537,091

13.   Share-based payment:

Description of the share-based payment arrangements:

At November 30, 2015, the Corporation had the following share-based payment arrangements:

Share-based payments on shares of the Corporation:

(a)	Corporation stock option plan:

The Corporation has established a stock option plan for directors, officers, employees and consultants. The exercise price of the stock options granted under the plan is not lower than the closing price of the common shares listed on the TSX on the eve of the grant. The terms and conditions for acquiring and exercising options are set by the Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimum vesting period of 18 months and a gradual and equal acquisition of vesting rights at least on a quarterly basis. The Corporation’s stock-option plan allows the Corporation to issue a number of stock options not exceeding of 15% of the number of common shares issued and outstanding at the time of any grant. The total number of stock options issuable to a single holder cannot exceed 5% of the Corporation’s total issued and outstanding common shares at the time of the grant, with the maximum of 2% for any one consultant.

13

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2015 and 2014

13.   Share-based payment (continued):

(a)	Corporation stock option plan (continued):

(i)	The number and weighted average exercise prices of stock options are as follows:

	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options

Options outstanding at March 1, 2015 and 2014	$3.10	8,045,818	$3.14	8,052,918
Granted	1.74	998,000	2.31	2,805,000
Forfeited	3.57	(1,382,250)	3.03	(245,000)
Expired	3.84	(2,069,168)	2.76	(652,500)
Exercised	-	-	2.50	(325,000)
Options outstanding at November 30, 2015 and 2014	$2.58	5,592,400	$2.98	9,635,418

Exercisable options at November 30, 2015 and 2014	$2.93	3,389,867	$3.24	6,031,668

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the period ended:

	Nine-month period ended November 30, 2015	Nine-month period ended November 30, 2014

Exercise price	$1.74	$2.31
Share price	$1.74	$2.27
Dividend	-	-
Risk-free interest	0.56%	1.04%
Estimated life	3.43 years	2.79 years
Expected volatility	55.90%	58.42%

The weighted average fair value of the options granted to employees during the nine-month period ended November 30, 2015 is $0.69 (2014 - $0.83). No options were granted to non-employees during the nine-month period ended November 30, 2015. The weighted average fair value of the options granted to non-employees during the nine-month period ended November 30, 2014 was $0.96.

The weighted average share price at the date of exercise for share options exercised during the nine-month period ended November 30, 2014 was $2.95. An amount of $340,860 was reclassified to share capital on exercise of these options.

Stock-based compensation recognized under this plan amounted to $282,199 and $813,537, respectively, for the three-month and nine-month periods ended November 30, 2015 (2014 - $448,271 and $1,048,298).

(ii)	Performance options:

On October 16, 2015, the Corporation granted 625,000 performance options under the Corporation stock option plan at an exercise price of $1.55 per share expiring on October 16, 2020. The options vest after a 2 year minimum service period and the attainment of market performance conditions within the following three years. A proportion of 1/3 of the total number of options will vest upon every increase of $0.50 in the share market value of the Neptune class A common shares.

Stock-based compensation recognized under this plan amounted to $12,675 and $12,675, respectively, for the three-month and nine-month periods ended November 30, 2015 (2014 - nil).

14

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2015 and 2014

13.   Share-based payment (continued):

(b)	Corporation Restricted Share Unit (‘’RSUs’’) and Deferred Share Unit (‘’DSUs’’):

The Corporation has established an equity incentive plan for employees, directors and consultants of the Corporation. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, subject to restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the awards outstanding through shares.

The Corporation’s issued and outstanding RSUs vest gradually overtime with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder’s category. The fair value of the RSUs is determined to be the share price at the date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period. The fair value of the RSUs granted during the year ended February 28, 2014 was $3.32 per unit.

	Number of RSU	Number of RSU
RSUs outstanding at March 1, 2015 and 2014	29,875	739,918
Released	(15,625)	(268,249)
Forfeited	(3,000)	(17,083)
RSUs outstanding at November 30, 2015 and 2014	11,250	454,586

Stock-based compensation recognized under this plan amounted to $4,061 and $16,312, respectively, for the three-month and nine-month periods ended November 30, 2015 (2014 - $125,080 and $875,759).

The Corporation’s issued and outstanding DSUs vest upon achievement of the service conditions no later than December 31, 2015.  The fair value of the DSUs is determined to be the share price at the date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period. The Corporation granted 75,000 DSUs during the nine-month period ended November 30, 2015 in compensation for consulting services to be rendered by a member of the Board of Directors (see note 19). The fair value of the DSUs granted during the nine-month period ended November 30, 2015 was $1.72 per unit. Stock-based compensation recognized under this plan amounted to $94,559 and $129,000 for the three-month and nine-month periods ended November 30, 2015. As at November 30, 2015 all services were rendered and the 75,000 DSUs have vested in full.

(c)	Corporation warrants:

As part of the NeuroBioPharm Plan of Arrangement for the acquisition by Neptune of all of the issued and outstanding shares of NeuroBioPharm in February 2015, the rights over NeuroBioPharm warrants and call-options were exchanged for Neptune warrants.

The number and weighted average exercise prices of warrants are as follows:

	Weighted average exercise price	Number of warrants

Warrants outstanding at March 1, 2015	$13.58	395,931
Forfeited	18.33	(17,620)
Expired	15.79	(24,462)
Warrants outstanding and exercisable at November 30, 2015	$13.39	353,849

(d)	Share-based payment transactions with a consultant:

During the year ended February 28, 2014, the Corporation entered into a fee agreement with a consultant for its services rendered up to January 31, 2014. As agreed, a portion of the fair value of the services received by the Corporation are settled in common shares. This transaction is within the scope of IFRS 2, Share-based payment. For the three-month and nine-month periods ended November 30, 2015 and 2014, no amount was recorded in the share-based payment expense. During the nine-month period ended November 30, 2014, the Corporation issued 100,723 shares to the consultant, as a payment of a part of the services rendered to the Corporation, for which an amount of $280,639 was reclassified from contributed surplus to share capital.

15

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2015 and 2014

13.   Share-based payment (continued):

Share-based payments on shares of the subsidiary Acasti:

(e)	Acasti stock option plan:

The subsidiary, Acasti, has established a stock option plan for directors, officers, employees and consultants. The plan provides for the granting of options to purchase Acasti Class A shares. The exercise price of the stock options granted under this plan is not lower than the closing price of the shares listed on the TSX Venture Exchange on the eve of the grant. Under this plan, the maximum number of options to be issued is 10% of the number of Acasti Class A shares issued and outstanding at the time of any grant. The terms and conditions for acquiring and exercising options are set by Acasti’s Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimum vesting period of 18 months and a gradual and equal acquisition of vesting rights at least on a quarterly basis. The total number of shares issued to a single person cannot exceed 5% of Acasti’s total issued and outstanding shares, with a maximum of 2% for any one consultant.

The number and weighted average exercise prices of stock options are as follows:

	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options

Options outstanding at March 1, 2015 and 2014	$15.33	429,625	$15.72	491,100
Granted	4.65	109,188	9.51	51,250
Exercised	2.50	(250)	2.50	(20,000)
Forfeited	18.52	(21,000)	13.38	(12,225)
Expired	18.57	(17,500)	18.00	(10,000)
Options outstanding at November, 2015 and 2014	$12.76	500,063	$15.62	500,125

Exercisable options at November 30, 2015 and 2014	$15.29	365,564	$15.67	379,638

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the period ended:

	Nine-month period ended November 30, 2015	Nine-month period ended November 30, 2014

Exercise price	$4.65	$9.51
Share price	$4.39	$9.20
Dividend	-	-
Risk-free interest	0.66%	1.14%
Estimated life	4.20 years	3.00 years
Expected volatility	65.63%	60.34%

The weighted average fair value of the options granted to employees during the nine-month period ended November 30, 2015 is $2.14 (2014 - $3.52). No options were granted to non-employees during the nine-month periods ended November 30, 2015 and 2014.

The weighted average share price at the date of exercise for options exercised during the nine-month period ended November 30, 2015 was $4.20 (2014 - $9.20).

16

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2015 and 2014

13.   Share-based payment (continued):

(e)	Acasti stock option plan (continued):

Stock-based compensation recognized under this plan amounted to $45,427 and $157,074, respectively, for the three-month and nine-month periods ended November 30, 2015 (2014 - $169,482 and $889,713). Amounts for the nine-month periods ended November 30, 2015 and 2014 are included in the ‘’subsidiary warrants and options’’ of the equity attributable to non-controlling interest.

(f)	Acasti Restricted Share Unit (‘’RSUs’’):

Acasti has established an equity incentive plan for employees, directors and consultants of Acasti. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, under restricted conditions as may be determined by the Board of Directors of Acasti. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the awards outstanding through shares.

Acasti’s issued RSUs vest gradually overtime with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder’s category. The fair value of the RSUs is determined to be the share price at the date of grant and is recognized as stock-based compensation, through ‘’subsidiary warrants and options’’ of the equity attributable to non-controlling interest, over the vesting period. The fair value of the RSUs granted during the year ended February 28, 2014 was $28.90 per unit.

	Number of RSU	Number of RSU
RSUs outstanding at March 1, 2015 and 2014	18,398	77,494
Released	(16,973)	(19,802)
Forfeited	(300)	(1,831)
RSUs outstanding at November 30, 2015 and 2014	1,125	55,861

Stock-based compensation recognized under this plan amounted to $2,442 and $156,059, respectively, for the three-month and nine-month periods ended November 30, 2015 (2014 - $119,870 and $965,615). Amounts for the nine-month periods ended November 30, 2015 and 2014 are included in the ‘’subsidiary warrants and options’’ of the equity attributable to non-controlling interest.

(g)	Acasti call-options:

From time to time, the Corporation awarded incentive call-options over shares it owns in its subsidiary Acasti.

The number and weighted average exercise price of call-options on Acasti shares are as follows:

	Weighted average exercise price	Number of call-options	Weighted average exercise price	Number of call-options

Call-options outstanding at March 1, 2015 and 2014	$18.51	505,750	$17.12	710,375
Exercised	2.50	(7,500)	2.61	(118,625)
Forfeited	29.30	(21,500)	29.46	(18,666)
Expired	28.17	(37,500)	-	-
Call-options outstanding at November 30, 2015 and 2014	$17.43	439,250	$19.72	573,084

Exercisable call-options at November 30, 2015 and 2014	$17.36	437,000	$17.41	457,593

Stock-based compensation recognized under this plan amounted is negligeable, respectively, for the three-month and nine-month periods ended November 30, 2015 (2014 - $65,724 and $399,704). Amounts for the nine-month periods ended November 30, 2015 and 2014 are included in the ‘’subsidiary warrants and options’’ of the equity attributable to non-controlling interest.

17

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2015 and 2014

14.   Income taxes:

During the nine-month period ended November 30, 2014, the Corporation paid foreign income taxes on certain foreign revenue.

15.   Supplemental cash flow information:

(a)	Changes in non-cash operating items:

	Three-month periods ended November 30,		Nine-month periods ended November 30,
	2015	2014	2015	2014

Trade and other receivables	$(95,743)	$(1,109,699)	$810,683	$11,014,901
Tax credits receivable	1,338,821	(123,750)	1,645,280	339,681
Prepaid expenses	(131,260)	(26,297)	69,918	557,883
Inventories	759,586	439,375	436,176	(6,225,311)
Trade and other payables	546,808	(3,847,271)	(973,272)	(508,013)
Deferred revenues	15,314	(4,906)	204,298	(4,906)
Changes in non-cash operating items	$2,433,526	$(4,672,548)	$2,193,083	$5,174,235

(b)	Non-cash transactions:

	Three-month periods ended November 30,		Nine-month periods ended November 30,
	2,015	2,014	2,015	2,014

Acquired property, plant and equipment included in trade and other payables	$99,606	$(219,762)	$163,825	$1,591,300
Intangible assets included in trade and other payables	(50,112)	13,345	-	20,153
Acquired property, plant and equipment by way of a capital lease	-	-	16,250	-
Grant received or receivable applied against property, plant and equipment	-	-	-	140,342
Tax credit receivable applied against property, plant and equipment	(33,734)	-	(33,734)	88,636
Interest capitalized	-	-	-	295,936
Acquisition of other investment and increase in deferred revenues	-	450,000	-	450,000

16.   Commitments and contingencies:

(a)	Commitments:

(i)	Under the terms of an agreement entered into with a corporation controlled by Mr. Henri Harland, the Corporation is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. Neptune recently filed a motion challenging the validity of certain clauses of the agreement.

(ii)	The Corporation rents its premises pursuant to operating leases expiring at different dates from May 31, 2016 to September 30, 2022. Minimum lease payments for the next five years are $492,909 in 2016, $333,345 in 2017, $324,417 in 2018, $324,417 in 2019, $324,417 in 2020 and $594,765 thereafter.

(iii)	In the normal course of business, Acasti has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products. Acasti initiated research and development projects that will be conducted over a 12 to 24-month period for a total initial cost of $3,529,572, of which an amount of $2,043,094 has been paid to date. As at November 30, 2015, an amount of $476,712 is included in “Trade and other payables” in relation to these projects.

18

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2015 and 2014

16.   Commitments and contingencies (continued):

(b)	Contingencies:

In the normal course of operations, the Corporation is involved in various claims and legal proceedings. The most significant of which are as follow:

(i)	A former officer of the Corporation is claiming the payment of approximately $8,500,000 and the issuance of equity instruments. As the Corporation’s management believes that these claims are not valid, no provision has been recognized.

(ii)	The Corporation initiated arbitration against a customer that owed approximately US$3.7 million. A provision for doubtful account has been already recognized for the full amount receivable. This customer is counterclaiming a sum in damages. As the Corporation’s management believes that this claim is not valid, no provision in excess of the doubtful account has been recognized.

Although the outcome of the these and various other claims and legal proceedings against the Corporation as at November 30, 2015 cannot be determined with certainty, based on currently available information, management believes that the ultimate outcome of these matters, individually and in aggregate, will not have a material adverse effect on the Corporation’s financial position or overall trends in results of operations. A non-significant amount has been recognized in respect of all claims and is included in ''Trade and other payables'' in the consolidated statement of financial position.

17.   Determination of fair values:

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

Financial and non-financial assets and liabilities:

In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.

•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments.

The fair value of the loans and borrowings comprising: the finance lease liabilities, the secured loan and the refundable contribution obtained under a federal program is determined by discounting future cash flows using a rate that the Corporation could obtain for loans with similar terms, conditions and maturity dates. The fair value of these loans approximates the carrying amounts and was measured using level 3 inputs.

Other investment:

The Corporation measured its investment in common shares in BlueOcean at fair value on a recurring basis with changes in fair value recorded in other comprehensive income or (loss). This investment was measured using a level 1 input.

The fair value of the investment in common shares in BlueOcean was determined to be $0.055 per share as at November 30, 2015. The change in fair value amounted to a loss of $73,050 and $86,697, respectively, for the three-month and nine-month periods ended November 30, 2015 and is accounted for through other comprehensive income or (loss).

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NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2015 and 2014

17.   Determination of fair values (continued):

Derivative warrant liabilities:

The Corporation measured its derivative warrant liabilities at fair value on a recurring basis. These financial liabilities were measured using a level 3 input.

The fair value of Acasti’s public offering warrants 2014 was estimated according to the Black-Scholes option pricing model and based on the following assumptions:

	November 30, 2015	February 28, 2015

Exercise price per warrant	US$1.50	US$1.50
Share price (1)	$2.30	$5.50
Dividend	-	‒
Risk-free interest	1.24%	1.20%
Estimated life	3.01 years	3.76 years
Expected volatility	65.42%	62.94%

(1) In order to obtain one share of Acasti, 10 warrants must be exercised.

The fair value of the warrants issued was determined to be $0.0147 per warrant as at November 30, 2015 ($0.13 per warrant as at February 28, 2015). In order to obtain one share of Acasti, 10 warrants must be exercised. The change in fair value amounted to a gain of $343,232 and $2,019,559, respectively, for the three-month and nine-month periods ended November 30, 2015 and are accounted for in finance income (2014 – gain of $5,043,359 and $9,220,564 in finance income, respectively).

The effect of an increase or a decrease of 5% the volatility used, which is the significant unobservable input in the fair value estimate, would result in a gain of $7,899 or $137,681, respectively.

The reconciliation of changes in level 3 fair value measurements of financial liabilities is presented in the following table:

	November 30, 2015	February 28, 2015

Opening balance at March 1, 2015 and 2014	$2,281,508	$10,821,413
Change in fair value gain recognized in finance income	(2,019,559)	(8,539,905)
Closing balance at November 30, 2015 and February 28, 2015	$261,949	$2,281,508

Share-based payment transactions:

The fair value of the share-based payment transactions is measured based on the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

20

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2015 and 2014

18.   Operating segments:

The Corporation has two reportable segments, as described below, which are the Corporation’s strategic business units. The strategic business units offer different products and services, and are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Corporation’s CEO reviews internal management reports on at least a quarterly basis. The following summary describes the operations in each of the Corporation’s reportable segments:

•	Neptune produces and commercializes nutraceutical products.

•	Acasti Pharma Inc. develops and commercializes medical food and pharmaceutical products for cardiovascular diseases.

NeuroBioPharm Inc. developed medical food and pharmaceutical products for neurological diseases. Following the Plan of Arrangement providing for the acquisition by Neptune of all of the issued and outstanding shares of NeuroBioPharm on February 20, 2015, the corporation became a non-operating entity.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment (loss) profit before income tax, as included in the internal management reports that are reviewed by the Corporation’s CEO. Segment profit (loss) is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Transfer pricing is based on predetermined rates accepted by all parties involved.

Information about reportable segments:

Three-month period ended November 30, 2015:

	Nutraceutical	Cardiovascular	Intersegment eliminations	Total

Revenue from external sales and royalties	$5,514,888	$5,074	$-	$5,519,962
Other income – insurance recoveries	500,000	-	-	500,000
Depreciation and amortization	(599,767)	(601,081)	580,707	(620,141)
Stock-based compensation	(397,402)	(43,961)	-	(441,363)
Finance income	96,683	443,195	(11,506)	528,372
Finance costs	(339,536)	(1,108)	-	(340,644)
Reportable segment loss	(1,305,466)	(2,191,292)	569,201	(2,927,557)
Reportable segment assets	101,683,248	30,928,190	(46,069,414)	86,542,024
Reportable segment liabilities	21,062,130	1,895,865	(41,251)	22,916,744

Three-month period ended November 30, 2014:

	Nutraceutical	Cardiovascular	Neurological	Intersegment Eliminations	Total

Revenue from external sales and royalties	$4,706,225	$28,816	$-	$-	$4,735,041
Revenue from internal sales, internal research contracts or royalties	371,527	-	-	(371,527)	-
Depreciation and amortization	(580,425)	(583,806)	(81,325)	662,032	(583,524)
Stock-based compensation	(631,348)	(280,990)	(19,202)	-	(931,540)
Finance income	450,500	5,977,152	-	(180,921)	6,246,731
Finance costs	(341,723)	(944)	(13,125)	13,125	(342,667)
Reportable segment (loss) income	(2,803,832)	3,011,678	(628,211)	494,236	73,871
Reportable segment assets	128,124,090	39,003,905	3,434,551	(60,199,613)	110,362,933
Reportable segment liabilities	24,576,993	3,622,310	22,522,950	(23,295,992)	27,426,261

21

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2015 and 2014

18.   Operating segments (continued):

Nine-month period ended November 30, 2015:

	Nutraceutical	Cardiovascular	Intersegment eliminations	Total

Revenue from external sales and royalties	$12,584,817	$17,227	$-	$12,602,044
Revenue from internal sales and internal research contracts	342,080	-	(342,080)	-
Other income – insurance recoveries	1,224,259	-	-	1,224,259
Depreciation and amortization	(1,790,221)	(1,783,535)	1,742,121	(1,831,635)
Stock-based compensation	(1,083,633)	(201,024)	-	(1,284,657)
Finance income	392,356	3,007,966	(67,259)	3,333,063
Finance costs	(1,062,059)	(3,099)	-	(1,065,158)
Reportable segment loss	(7,727,560)	(4,397,643)	1,674,862	(10,450,341)
Reportable segment assets	101,683,248	30,928,190	(46,069,414)	86,542,024
Reportable segment liabilities	21,062,130	1,895,865	(41,251)	22,916,744

Nine-month period ended November 30, 2014:

	Nutraceutical	Cardiovascular	Neurological	Intersegment Eliminations	Total

Revenue from external sales and royalties	$10,956,957	$92,428	$-	$-	$11,049,385
Revenue from internal sales, internal research contracts or royalties	875,280	-	-	(875,280)	-
Other income from royalty settlement	1,633,950	-	-	-	1,633,950
Depreciation and amortization	(1,110,204)	(1,751,418)	(243,975)	1,986,096	(1,119,501)
Stock-based compensation	(2,434,429)	(1,396,171)	(376,645)	-	(4,207,245)
Finance income	224,888	10,049,310	-	(346,171)	9,928,027
Finance costs	(534,241)	(2,850)	(39,375)	39,375	(537,091)
Reportable segment (loss) income	(19,240,351)	655,924	(2,237,539)	1,679,300	(19,142,666)
Reportable segment assets	128,124,090	39,003,905	3,434,551	(60,199,613)	110,362,933
Reportable segment liabilities	24,576,993	3,622,310	22,522,950	(23,295,992)	27,426,261

Differences between the sums of all segments and consolidated balances are explained primarily by the cardiovascular and neurological segments operating under license issued by the nutraceutical segment, the ultimate owner of the original intellectual property used in pharmaceutical applications. The intangible license asset of the pharmaceutical segment and the amortization charge are eliminated upon consolidation. Intersegment investments and balances payable or receivable explain further eliminations to reportable segment assets and liabilities.

The nutraceutical segment is the primary obligor of corporate expenses of the subsidiaries. All material corporate expenses, except financing costs and certain common office expenses, are allocated to each reportable segment in a fraction that is commensurate to the estimated fraction of services or benefits received by each segment. These charges may not represent the cost that the segments would otherwise need to incur, should they not receive these services or benefits through the shared resources of the Corporation or receive financing from the nutraceutical segment.

22

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2015 and 2014

19.   Related parties:

Transaction with key management personnel:

For the three-month and nine-month periods ended November 30, 2015, a corporation controlled by the Chairman of the Board of Directors rendered consulting services amounted to nil and $30,000 (nil in 2014), respectively. As at November 30, 2015, the balance due to this corporation amounts to nil ($50,000 as at February 28, 2015). This amount was presented in the consolidated statements of financial position under “trade and other payables”. These consulting services ended in August 2015 when the CFO was appointed.

For the three-month and nine-month periods ended November 30, 2015, a corporation controlled by a member of the Board of Directors rendered consulting services amounted to $49,469 (nil in 2014). As at November 30, 2015, the balance due to this corporation amounts to nil. The Corporation granted 75,000 DSUs during the nine-month period ended November 30, 2015 in compensation for consulting services to be rendered by a member of the Board of Directors (see note 13 (b)). Stock-based compensation recognized under this plan amounted to $94,559 and $129,000 for the three-month and nine-month periods ended November 30, 2015.

Key management personnel compensation:

The key management personnel of the Corporation are the members of the Board of Directors and certain officers. They control 2% of the voting shares of the Corporation.

Key management personnel compensation includes the following for the three-month and nine-month periods ended November 30, 2015 and 2014:

	Three-month periods ended November 30,		Nine-month periods ended November 30,
	2015	2014	2015	2014

Short-term benefits	$461,687	$486,472	$1,059,235	$1,441,238
Severance	-	-	393,000	345,000
Share-based compensation costs	261,902	409,956	828,378	2,743,107
	$723,589	$896,428	$2,280,613	$4,529,345

23

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2015 and 2014

20.   Subsequent event:

On January 7, 2016, the Corporation announced the acquisition of Montreal based, privately held, Biodroga Inc. for CDN $15 million in a combination of cash and stock. Biodroga is a leading solution provider of omega-3’s and other functional ingredients to branded marketers in the nutraceutical industry, primarily in North America. Their customized product offerings primarily include omega-3’s, along with other essential nutritional ingredients that are used in specialty formulations. Biodroga develops and distributes these solutions as turnkey finished supplements that are ready for sale, primarily as softgel capsules and liquids. The business combination is highly complementary and further positions Neptune for success, by adding a new growth vehicle in a significantly larger addressable market.

Under the terms of the purchase agreement, Neptune acquired 100% of the issued and outstanding shares of Biodroga for CDN $15 million, consisting of $7.5 million paid in cash at closing, an additional cash consideration of $3.75 million bearing interest and payable over a period of three years and $3.75 million worth of Neptune common shares issued at closing, representing 2,575,017 shares. These shares are restricted and will be released over a period of three years.

Neptune funded the cash portion of the purchase price payable at closing through a recently secured $7.5 million bank loan, in addition a revolving line of credit of $1.8 million is available to support Biodroga’s growth. As part of the borrowing arrangements for this transaction, Neptune invested $1 million of cash in the capital of Biodroga, which shall be considered as restricted cash until released by the Bank. In addition, the Corporation, through its subsidiary Acasti, has granted to the Bank a limited recourse pledge in the amount of $2.0 million. Consequently, the corresponding amount shall be considered as restricted cash until released by the Bank.

In connection with the completion of the above transaction, Neptune and Acasti have also entered into a distribution and commercialization agreement for Onemia®, a medical food of Acasti, pursuant to which Acasti will receive a royalty payment of 17.5% on net sales made by Neptune.

The Corporation is presently in the process of establishing the fair value of the identifiable assets acquired, liabilities assumed and consideration transferred of the acquired business.

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